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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16 )*

BIOTIME INC.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
09066L105
(CUSIP Number)
Alfred D. Kingsley
Greenway Partners, L.P.
150 E. 57th Street
New York, New York 10022
(212) 355-6800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))
(Page 1 of 13 Pages)

CUSIP No.	09066L105	Page	2	of	13

1	NAMES OF REPORTING PERSONS: GREENBELT CORP.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3791931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,791,330

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,791,330

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,791,330

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	09066L105	Page	3	of	13

1	NAMES OF REPORTING PERSONS: GREENWAY PARTNERS, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3714238

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		976,063

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		976,063

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	976,063

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	09066L105	Page	4	of	13

1	NAMES OF REPORTING PERSONS: GREENHOUSE PARTNERS, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3793447

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		976,063

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		976,063

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	976,063

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	09066L105	Page	5	of	13

1	NAMES OF REPORTING PERSONS: GREENBROOK VALLEY LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		976,063

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		976,063

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	976,063

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	09066L105	Page	6	of	13

1	NAMES OF REPORTING PERSONS: GREENMINT LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		976,063

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		976,063

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	976,063

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	09066L105	Page	7	of	13

1	NAMES OF REPORTING PERSONS: ALFRED D. KINGSLEY

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		6,756,393

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,767,393

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,756,393

WITH	10	SHARED DISPOSITIVE POWER:

		2,767,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,523,670

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	37.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	09066L105	Page	8	of	13

1	NAMES OF REPORTING PERSONS: GARY K. DUBERSTEIN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		12,936

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,767,393

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,936

WITH	10	SHARED DISPOSITIVE POWER:

		2,767,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,780,329

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 16 (“Amendment No. 16”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, and Amendment No. 15 dated September 12, 2005 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), Greenbrook Valley LLC (“Greenbrook”), Greenmint LLC (“Greenmint”), Alfred D. Kingsley and Gary K. Duberstein (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The information presented in response to Item 6 is incorporated by reference herein.
ITEM 4. PURPOSE OF TRANSACTION
     The information presented in response to Item 6 is incorporated by reference herein.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) As of December 22, 2004, the Reporting Persons beneficially owned in the aggregate 9,536,606 Shares constituting 37.2% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, such aggregate number includes (i) 2,495,088 shares issuable upon the exercise of warrants owned by Mr. Kingsley, (ii) 334,632 Shares issuable upon the exercise of warrants owned by Greenbelt, (iii) 135,000 Greenbelt 2005 Consulting Shares, (iv) 448,121 shares issuable upon the exercise of warrants owned by Greenway, and (vi) 680 shares issuable upon the exercise of warrants owned by Mr. Duberstein. The percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of (a) the 17,781,450 Shares outstanding on September 30, 2005, based upon the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, plus (b) the shares described in the preceding sentence to the extent a Reporting Person beneficially owns such shares, and (c) 4,467,862 shares reported to have been sold by the Company in the Rights Offer. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, (a) the Greenbelt 2005 Consulting Shares and the shares issuable upon the exercise of the warrants owned by Greenbelt are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, (b) the shares issuable upon the exercise of the warrants owned by Greenway are deemed outstanding for determining the percentage ownership of Shares by Greenway, (c) the shares issuable upon the exercise of the warrants owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof, and (d) the shares issuable upon the exercise of the warrants owned by Mr. Duberstein are deemed outstanding for determining the percentage ownership of Shares by Mr. Duberstein, who is the direct beneficial owner thereof.

		Approximate Percentage
Name	Number of Shares	of Outstanding Shares
Greenbelt	1,791,330	7.9%
Greenway	976,063	4.3%
Kingsley	6,756,393	27.3%
Duberstein	12,936	0.05%
     Greenbelt has direct beneficial ownership of 1,791,330 Shares, including the 135,000 Greenbelt 2005 Consulting Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.
     Greenway has direct beneficial ownership of 976,063 Shares. Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, through their ability to control Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, disclaims beneficial ownership of such Shares for all other purposes.
     (b) If Greenbelt were to exercise in full the warrants it owns, which are all presently exercisable, and when the 135,000 Greenbelt 2005 Consulting Shares are issued, it would have the sole power to vote or direct the vote of 1,791,330 Shares, and the sole power to dispose or direct the disposition of such Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.
     If Greenway were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 976,063 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, through their ability to control Greenhouse, to may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, disclaims beneficial ownership of such Shares for all other purposes.

     If Mr. Kingsley were to exercise in full the warrants he holds, which are all presently exercisable, he would have the sole power to vote or direct the vote of 6,756,393 Shares and the sole power to dispose or direct the disposition of such Shares.
     If Mr. Duberstein were to exercise in full the warrants he holds, which are all presently exercisable, he would have has the sole power to vote or direct the vote of 12,936 Shares and the sole power to dispose or direct the disposition of such Shares.
     (c) Information concerning transactions in the Shares by the Reporting Persons since the filing of Amendment No. 15 is set forth in Item 6.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     On October 27, 2005, the Company distributed to its shareholders of record 17,871,450 subscription rights (“Rights”). The Company’s shareholders received one Right for each share owned, and the Rights entitled the holders to purchase one “Unit” for every four Rights owned (the “Rights Offer”). Each Unit consists of one new common share and one warrant to purchase an additional common share. The subscription price for the Units was $0.40 per Unit. Each full warrant entitles the holder to purchase one common share for $2.00 per share. The Rights Offer expired on December 21, 2005.
     The warrants will expire on October 31, 2010. The Company may redeem the warrants by paying $.05 per warrant if the closing price of the common shares exceeds 200% of the exercise price of the warrants for any 20 consecutive trading days, subject to certain restrictions.
     As Guarantors under the Standby Purchase Agreement, Mr. Kingsley purchased 605,887 Units for $242,354.80, and Greenway purchased 302,942 Units for $121,176.80.
     Under the Standby Purchase Agreement, Mr. Kingsley will receive total cash fees of $24,444 and warrants to purchase 111,111 shares, and Greenway will receive total cash fees of $12,222 and warrants to purchase 55,555 shares.
     Mr. Kingsley and Greenway intend to hold the shares and warrants they acquired as Guarantors for investment purposes and have no present plan or arrangement to distribute such shares and warrants.
     The above description of the Rights Offer, the Rights, and the warrants is a summary only, is based upon information contained in the Registration Statement on Form S-2 filed by the

Company, and is qualified in all respects by the full content of the Registration Statement, including the prospectus included therein and the exhibits filed therewith.
     The Reporting Persons received one Right per share in the Rights Offer, on the same terms as other shareholders of the Company. The following table shows the number of Rights received, the number of Rights exercised, and the number of Shares and Warrants acquired through the exercise of Rights by each of the Reporting Persons who acquired such securities.

Name	Rights	Rights	Shares	Warrants
	Received	Exercised	Acquired	Acquired
Kingsley	2,924,243	2,924,243	731,059	731,059
Greenbelt	1,048,112	1,048,112	262,028	262,028
Greenway	180,000	180,000	45,000	45,000
Duberstein	12,256	0	0	0
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Amendment to Standby Purchase Agreement, dated November 22, 2005. (Incorporated by reference to Exhibit 1 of BioTime’s Post-Effective Amendment No. 2 to Registration Statement on Form S-2 No. 333-128083 filed with the Securities and Exchange Commission November 23, 2005)

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.
Dated: December 27, 2005

GREENHOUSE PARTNERS, L.P.		GREENMINT LLC
By:	Greenmint LLC,
	its general partner	By:	/s/Gary K. Duberstein
Gary K. Duberstein,
By:	/s/Gary K. Duberstein		Member
Gary K. Duberstein,
	Member	GREENBROOK VALLEY LLC
		By:	/s/Alfred D. Kingsley
GREENWAY PARTNERS, L.P.			Alfred D. Kingsley
By:	Greenhouse Partners, L.P.,		Member
its general partner
By:	Greenmint LLC, its general partner
By:	/s/Gary K. Duberstein
Gary K. Duberstein,
Member

GREENBELT CORP.
By:	/s/Alfred D. Kingsley
Alfred D. Kingsley,
President
/s/Alfred D. Kingsley
Alfred D. Kingsley
/s/Gary K. Duberstein
Gary K. Duberstein